Exhibit 99.1

NOT FOR DISTRIBUTION IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT

September 30, 2020

BARCLAYS PLC ANNOUNCES AN INVITATION TO PURCHASE NOTES FOR CASH

Barclays PLC (the “Issuer”) has today launched an invitation to holders (the “Noteholders”) of the notes set out in the table below (the “Notes”) issued by the Issuer to tender any and all of the Notes for purchase by the Issuer for cash (the “Offer”), subject to applicable offer and distribution restrictions.

The Offer is being made on the terms and subject to the conditions and restrictions set out in a tender offer memorandum dated September 30, 2020 (the “Tender Offer Memorandum”) and the related notice of guaranteed delivery. Capitalized terms used and not otherwise defined in this announcement have the meanings given to them in the Tender Offer Memorandum.

The Offer

Description of the Notes	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Purchase Price per US$1,000 Principal Amount
Floating Rate Senior Notes due 2021	06738E AR6 / US06738EAR62	US$1,000,000,000	US$1,017.50

The Issuer reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase Notes or to extend, re-open, withdraw or terminate the Offer and to amend or waive any of the terms and conditions of the Offer in any manner, subject to applicable laws and regulations.

Tenders of Notes for purchase must be made through the Clearing Systems in accordance with the procedures set out in the Tender Offer Memorandum. The Issuer intends to announce, inter alia, its decision whether to accept valid tenders of Notes for purchase pursuant to the Offer in an announcement following the Expiration Deadline.

Notes validly tendered may be revoked at any time prior to the Expiration Deadline, but not thereafter.

Rationale for the Offer

The Offer is made as part of the Issuer's ongoing management of its liabilities, in this particular instance as the Notes have ceased to qualify as eligible liabilities items under the CRD Regulation as they have a residual maturity of less than 12 months.

The Issuer intends to continue issuing senior unsecured and subordinated liabilities in all major currency markets. The Offer is not conditional upon any future capital markets issuance.

Purchase Price and Accrued Interest Payment

Subject to the Minimum Denomination, the consideration for each US$1,000 principal amount of the Notes tendered and accepted for purchase by the Issuer is set forth in the table above (the “Purchase Price”). The Issuer will pay accrued and unpaid interest in respect of all Notes validly tendered and delivered and accepted for purchase by the Issuer pursuant to the Offer, from (and including) August 10, 2020 to (but excluding) the Settlement Date.

Tender Offer Period

The Offer commences on September 30, 2020 and will end at 5:00 p.m. (New York City time) on October 6, 2020 (the “Expiration Deadline”), unless extended by the Issuer, in which case notification to that effect will be given by or on behalf of the Issuer by the delivery of notices to the relevant Clearing Systems for communication to Direct Participants and the issue of a press release to the Notifying News Service. Such press release will also be furnished to the SEC under cover of Form 6-K on the date of the press release.

Noteholders wishing to participate in the Offer must deliver, or arrange to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline.

Expected Timetable of Events

The times and dates below are indicative only. This timetable is subject to change and dates and times may be extended or amended by the Issuer in accordance with the terms of the Offer as described in the Tender Offer Memorandum. Accordingly, the actual timetable may differ significantly from the timetable below.

Time and Date	Event
September 30, 2020	Commencement of the Offer Offer announced. Tender Offer Memorandum available from the Dealer Manager and the Tender Agent.

5:00 p.m. (New York City time) on October 6, 2020	Revocation Deadline Noteholders may revoke tenders at any time prior to the Expiration Deadline.

5:00 p.m. (New York City time) on October 6, 2020
Expiration Deadline

Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offer and to be eligible to receive the Purchase Price and Accrued Interest Payment on the Settlement Date.

October 7, 2020
Announcement of Result of Offer

The Issuer will announce its decision whether to accept valid tenders of Notes for purchase pursuant to the Offer (including, if applicable, the expected Settlement Date) and the results of the Offer by issuing a press release to the Notifying News Service. Such press release will also be furnished to the SEC under cover of Form 6-K on the date of the press release.

5:00 p.m. (New York City time) on October 8, 2020
Deadline for Delivery of Notes Tendered by Guaranteed Delivery procedures

If any Noteholder desires to tender their Notes and (1) such Notes certificates are not immediately available or cannot be delivered to the Tender Agent, (2) such Noteholder cannot comply with the procedure for book-entry transfer, or (3) such Noteholder cannot deliver the other required documents to the Tender Agent by the Expiration Deadline, such Noteholder must tender their Notes according to the guaranteed delivery procedure described in the Tender Offer Memorandum and deliver their Notes by 5:00 p.m. (New York City time) on October 8, 2020.

October 9, 2020	Settlement Expected Settlement Date. Payment of the Purchase Price and any Accrued Interest Payment in respect of the Offer.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offer before the deadlines specified above.  The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above. See “Procedures for Participating in the Offer” in the Tender Offer Memorandum.

For Further Information

A complete description of the terms and conditions of the Offer is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States
Telephone: +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242
Attention: Liability Management Group
Email: us.lm@barclays.com

The Tender Agent

Global Bondholder Services Corporation
65 Broadway – Suite 404
New York, New York 10006
United States
Telephone: +1 (212) 430-3774
U.S. Toll Free Number: +1 (866) 470-4300
Fax: +1 (212) 430-3775
Attention: Corporation Actions
Email:  contact@gbsc-usa.com

A copy of the Tender Offer Memorandum and the notice of guaranteed delivery is available to eligible persons upon request from the Tender Agent and at https://www.gbsc-usa.com/barclays/.

* * *
DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum.  No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offer. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, lawyer, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offer. None of the Issuer, the Dealer Manager or the Tender Agent (or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons) makes any recommendation as to whether Noteholders should participate in the Offer.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offer will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition, each Noteholder participating in the Offer will be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in “Procedures for Participating in the Offer” in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offer from a Noteholder that is unable to make these representations will not be accepted.

Each of the Issuer, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

This announcement, Tender Offer Memorandum and any other document or material relating to the Offer have only been and shall only be distributed in France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129. This announcement, the Tender Offer Memorandum and any other document or material relating to the Offer have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

Neither the Offer, the Tender Offer Memorandum, this announcement nor any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Offer is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101‑bis, paragraph 3‑bis of Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35‑bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “CONSOB Regulation”).

Noteholders, or beneficial owners of the Notes located in Italy can tender some or all of their Notes pursuant to the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each Intermediary must comply with the applicable laws and regulations concerning information duties vis‑à‑vis its clients in connection with the Notes or the Offer.